Exhibit 99.8
Certification Pursuant to 18 U.S.C. Section

1350 as Adopted Pursuant to

Section 906 of the U.S. Sarbanes-Oxley

Act of 2002
In connection with the Annual Report of The

Toronto-Dominion Bank (the "Bank") on Form 40-F/A for the year ended October

31, 2024 as filed with the Securities
and Exchange Commission on the date hereof

(the "Report"), I, Bharat Masrani, Group

President and Chief Executive Officer of the Bank,

certify, pursuant to 18
U.S.C. § 1350, as adopted pursuant to Section

906 of the Sarbanes-Oxley Act of 2002

that:
1.

The Report fully complies with the requirements

of Section 13(a) or 15(d) of the Securities

Exchange Act of 1934; and

2.

The information contained in the Report

fairly presents, in all material respects,

the financial condition and results of operations

of the Bank.
Date: December 9, 2024
/s/ Bharat Masrani
Bharat Masrani

Group President and Chief Executive Officer

Certification Pursuant to 18 U.S.C. Section

1350 as Adopted Pursuant to

Section 906 of the U.S. Sarbanes-Oxley

Act of 2002
In connection with the Annual Report of The

Toronto-Dominion Bank (the "Bank") on Form 40-F/A for the year ended October

31, 2024 as filed with the Securities
and Exchange Commission on the date hereof

(the "Report"), I, Kelvin Tran, Group Head and

Chief Financial Officer of the Bank, certify, pursuant to 18 U.S.C. §
1350, as adopted pursuant to Section 906

of the Sarbanes-Oxley Act of

2002 that:
1.

The Report fully complies with the requirements

of Section 13(a) or 15(d) of the Securities

Exchange Act of 1934; and

2.

The information contained in the Report

fairly presents, in all material respects,

the financial condition and results of operations

of the Bank.
Date: December 9, 2024
/s/Kelvin Tran
Kelvin Tran
Group Head and Chief Financial Officer